Ald 3/30/2004

SEC 04018023 COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 30196

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Broadway
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) (City) New York, NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Walter J. Weadock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Walter J. Weadock
Signature

ADMINISTRATIVE MEMBER
Title

Lorraine F. Hoffman
Notary Public

LORRAINE F. HOFFMAN
Notary Public, State of New York
No 2902300
Qualified in Nassau County
Commission Expires 6-30-07

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR - 1 2004
WASH. D.C. 158 SECTION

Gilder Gagnon Howe & Co. LLC

Consolidated Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 6, 2004

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 179,180
Receivable from clearing broker	40,051,029
Securities owned, held at clearing broker, at market value	81,700
Furniture, equipment, aircraft and leasehold improvements, at cost, less accumulated depreciation and amortization of $12,016,211	8,255,834
Other assets	531,432
Total assets	$ 49,099,175
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 6,612,444
Profit sharing plan	2,366,385
Accrued unincorporated business tax	220,000
Accounts payable and accrued expenses	2,088,847
Notes payable	1,194,713
Total liabilities	12,482,389
Commitments and contingencies (Note 6)	
Members' capital	36,616,786
Total liabilities and members' capital	$ 49,099,175

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation engaged as a broker and dealer in securities.

The Firm manages investments for individuals on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. The clearing broker has procedures to maintain collateral for such customers' margin loans. Pursuant to the terms of the agreement with a clearing broker, the clearing broker may charge the Firm for uncollateralized margin loans receivable, as the Firm is responsible for maintaining margin in each customer's margin account to the satisfaction of the clearing broker or other losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. At December 31, 2003, the Firm has recorded no liabilities with regard to the right.

In addition, the Firm has the right to pursue collection or perform from the counterparties who do not perform under their contractual obligations. The Firm monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

The Firm's wholly-owned subsidiaries were established for operating purposes. All material intercompany amounts are eliminated in consolidation.

Receivable from clearing broker represents cash balances on deposit with and commissions and interest receivable from the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. However, the Firm does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing.

Securities transactions are recorded on a trade-date basis; commission revenues and expenses are recorded on a settlement-date basis, which is not materially different from a trade-date basis. Unrealized gains and losses on securities transactions are included in net gains on securities transactions.

Depreciation is provided by the double-declining-balance method for furniture, equipment and aircrafts over the estimated useful lives of the assets, and by the straight-line method for leasehold improvements over the shorter of the term of the lease or the estimated life of the improvement.

The fair values of the Firm's financial investments approximates their carrying values due to their short-term nature (receivables, payables) or repricing characteristics (notes payable).

The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income every month in arrears to members. In January, approximately $6,762,045 was paid to members.

The Firm provides for local unincorporated business taxes. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

2. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2003 are as follows:

Furniture	$ 819,306
Equipment	7,002,815
Aircraft	5,816,475
Leasehold improvements	6,633,449
	20,272,045
Less accumulated depreciation and amortization	(12,016,211)
	$ 8,255,834

3. Notes Payable

At December 31, 2003, the Firm's notes payable of $1,194,713 includes a note of $932,088 due October 1, 2007 and another note of $262,625 due October 22, 2007. The interest rate on the notes is LIBOR plus 100 basis points. The notes require monthly payment of interest and principal, with annual aggregate principal amounts of approximately $75,000 due each year through October 1, 2007, with a balloon payment due at the maturity of the notes. Both notes are guaranteed by one of the managing members of the Firm and are collateralized by FAA-recorded first chattel mortgage liens. The notes contain debt covenants which restrict the Firm from guaranteeing additional obligations.

4. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2003, the Firm had net capital, as defined, of approximately $28,707,183, which was approximately $28,457,183 in excess of the minimum net capital rule requirement.

The Firm had no regulated commodity customers' accounts open on its books at December 31, 2003; therefore, a schedule of segregation requirements and funds in segregation has not been prepared.

The Firm is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

5. Profit-Sharing Plan

The Firm has a profit-sharing plan for all full-time employees. The 2003 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2003, limited to the maximum $40,000 per individual employee allowable under United States Treasury Department regulations.

6. Commitments and Contingencies

The Firm is obligated under noncancelable leases for office spaces which expire April 30, 2005, January 31, 2010 and February 28, 2011. Each lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the noncancelable operating leases are as follows:

2004	$ 1,199,582
2005	1,128,437
2006	1,034,492
2007	971,325
2008 and thereafter	1,971,696
	$ 6,305,532